1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 18, 2024

Christopher R. Bellacicco
Attorney-Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Kennedy Lewis Capital Company (the “Company”) Registration Statement on Form N-2 File No: 333-272926

Dear Mr. Bellacicco:

We are writing in response to comments provided via telephone on February 5, 2024 relating to the Company’s amended registration statement on Form N-2 that was filed with the Securities and Exchange Commission (“SEC”) on January 8, 2024 (the “Amended Registration Statement”). The Company has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Amended Registration Statement unless otherwise indicated.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Page 3 – Credit Expertise & Proprietary Origination Capabilities

Comment 1. In the third paragraph, the disclosure states that the Company is expected to benefit from Kennedy Lewis’s CLO business. Please explain and clarify how access to Kennedy Lewis’ CLO professionals and platform increases the Advisor’s relevance to the loan market and investment industry.

Response 1. The Company respectfully acknowledges the staff’s comment and has revised the Amended Registration Statement to more clearly reflect that the Advisor believes that its access to Kennedy Lewis’ CLO professionals and platform will enhance the Company’s ability to achieve its investment objectives and strategies. The Company has also revised its investment objectives and strategies to reflect that, to a lesser extent, the Company may invest in more liquid credit investments (such as CLOs) to, among other things, maintain liquidity for its discretionary share repurchase program and manage cash before investing subscription proceeds into loan origination investments, while also seeking attractive investment returns.

Page 4 – Investment Track Record

Comment 2. Please clarify whether the disclosure provided for “Investment Track Record” includes the types of investments the Company is expected to invest in and whether the disclosed $6.5 billion in capital invested includes any amounts advised by the Advisor.

Response 2. The Company respectfully acknowledges the staff’s comment and has revised the above-referenced disclosure to clarify (i) that Kennedy Lewis Investment Management’s track record in private debt lending includes the types of credit investments the Company expects to invest in and (ii) the amount of assets the Advisor manages.

Cover Page

Comment 3. The staff notes that the subscription price per share for each class of the Company’s Common Shares will be equal to or above the Company’s net asset value per share, as of the effective date of the monthly share purchase date. Please confirm that the Company will not issue shares at a price substantially above net asset value for the principal purpose of benefiting the Company’s promoters, if any. Please address this issue in the context of Investment Company Act Release No. 40-3187, Big Apple Capital Corp., SEC Staff No-Action Letter (May 6, 1982) and/or Terry and Saxton, Inc., SEC Staff No-Action Letter (Oct. 6, 1973).

Response 3. The Company respectfully acknowledges the staff’s comment and supplementally confirms to the staff that it will not issue shares at a price substantially above its net asset value for the principal purpose of benefiting its promoters, if any.

Page 116 – Share Repurchase Program

Comment 4. The staff notes that under the share repurchase program disclosure, repurchases of Common Shares by the Company will generally be paid in cash, except that any shareholder that submits a repurchase request in excess of $25 million may elect to receive its repurchase proceeds in kind. Please explain how the two different repurchase offers based on the $25 million threshold comply with Rule 13e-4 under the Securities Exchange Act of 1934, as amended, or otherwise revise the disclosure.

Response 4. The Company acknowledges the staff’s comment and has revised the above-referenced disclosure to reflect that any shareholder, subject to applicable law, may elect to receive its repurchase proceeds in kind by checking the corresponding box on the tender offer form.

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Page 30 – The Company is Subject to Risks Relating to Syndication and/or Transfer of Investments

Comment 5. The staff refers the Company to Comment 22 of the staff’s letter issued to the Company on July 21, 2023 (the “Initial Comment Letter”).

a.	Please clarify whether “wholly owned” and “controlled” in the first sentence of the Fund’s response to Comment 22 of Initial Comment Letter are intended to have separate meanings.
b.	Please revise the Amended Registration Statement to include disclosure as originally requested by Comment 22 of the Initial Comment Letter.

Response 5. The Company respectfully acknowledges the staff’s comment and supplementally confirms to the staff that “wholly owned” and “controlled” are meant to refer to any subsidiaries that the Company wholly owns and/or “controls” (as defined in Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “1940 Act”)), as applicable. The Company has revised the Amended Registration Statement to include disclosure that is responsive to Comment 22 of the Initial Comment Letter.

Page 38 – The Company is Subject to Risks Relating to Priority of Repayment of Debt Investments

Comment 6. Please disclose additional information regarding the risks of the Company’s investments in second lien secured debt.

Response 6. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Page 105 – Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution

Comment 7. Please revise the disclosure under “Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution” to provide a closing parenthetical following “(except that…”.

Response 7. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

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Page 116 – Share Repurchase Program

Comment 8. The third bullet point on this page notes that the Company may repurchase Common Shares held by a shareholder without the shareholder’s consent if, among other things, “continued ownership of shares by a shareholder may be harmful or injurious to the business or reputation of the Company, the Advisor or any of their affiliates . . ..” Please revise this bullet point to indicate that such repurchases will be conducted consistent with Rule 23c-2. Please explain how the Company intends to apply the harmful and injurious mandatory repurchases in a fair and non-discriminatory manner.

Response 8. The Company respectfully acknowledges the staff’s comment and has revised the above-referenced disclosure in the Amended Registration Statement to remove any reference to “harmful and injurious.” The Company supplementally confirms to the staff that any such involuntary repurchase of shares would be conducted either: (i) pursuant to Rule 23c-2 under the 1940 Act and not unfairly discriminate against a holder of the Company’s securities; (ii) pursuant to Rule 23c-1(a) and/or Rule 23c-1(b) under the 1940 Act and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c) under the 1940 Act, in which case the Company would file an application with the SEC for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 under the 1940 Act and which is not made pursuant to a repurchase offer.

Page 18 – Fees and Expenses Table

Comment 9. In footnote (6), please discuss the conditions regarding any such recapture, including that it will be limited to within 3 years from the date of initial registration and the recapture cannot cause the Company’s expense ratio after repayment is taken into account to exceed (1) the expense cap in place at the time such amounts are waived and (2) the Company’s then current expense cap.

Response 9. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Page 64 – Related Party Transactions and Agreements

Comment 10. The staff notes that the disclosure under “Advisory Agreement” indicates accrued capital gains incentive fees for the three and nine months ended September 30, 2023 of $317,514 and $747,254, respectively. The Operating Expenses on page 61 show a discrepancy between these figures. Please revise the disclosure to resolve the discrepancy.

Response 10. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

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Page 106 – Derivative Actions

Comment 11. The staff notes that the disclosure provides certain undertakings in connection with derivative actions. Please revise the disclosure to clarify that such undertakings do not apply to claims arising under the federal securities laws.

Response 11. The Company respectfully acknowledges the staff’s comment and has revised disclosure accordingly.

Page 114 – How to Subscribe

Comment 12. The staff notes certain discrepancies in connection with when “[a] subscription must be received in good order.” Please revise the applicable disclosure to resolve the discrepancy.

Response 12. The Company respectfully acknowledges the staff’s comment and has revised the Amended Registration Statement to reflect that all subscriptions must be received in good order on or before the fifth business day prior to month end or on a date as determined by the Company or the Advisor in their sole discretion.

Accounting Comments

Page 18-19 – Fees and Expenses

Comment 1. The staff notes that the total annual expenses figure for each share class does not foot correctly. Please review and revise the totals accordingly.

Response 1. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Comment 2. Please confirm that the 1.25% of Pre-Incentive Fee Net Investment Income Returns in footnote 3 is correct. The staff notes that 12.5% was disclosed in the initial Registration Statement.

Response 2. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Comment 3. The staff notes that Servicing and/or Distribution Fees should be added to the list of the excluded expenses in footnote 6. Please update the disclosure.

Response 3. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

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Comment 4. Please confirm that all amounts disclosed for the expense examples are correct.

Response 4. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	James Didden, Kennedy Lewis Capital Company Rachel Presa, Kennedy Lewis Capital Company
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